GIOVANNI CARUSO PARTNER 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

March 18, 2013

Daniel F. Duchovny Special Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	Lone Oak Acquisition Corporation Schedule TO-I Filed February 25, 2013 File No. 005-86157

Dear Mr. Duchovny:

On behalf of our client, Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated March 15, 2013 (the “Staff’s Letter”) regarding the Company’s tender offer on Schedule TO-I (the “Schedule TO”). Contemporaneous with this submission we are submitting five clean and marked copies of the revised Schedule TO for the Company reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Schedule TO, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.

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A limited liability partnership including professional corporations

Daniel F. Duchovny March 18, 2013 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Offer to Purchase

General

The offer is currently set to expire at 5:00 p.m. New York City time on March 22, 2013. If the offer commenced on February 25, 2013, then the offer will be open for less than twenty fully business days due to the 5:00 p.m. expiration time. Please advise or revise to extend the offer period to ensure that your offer is open at least twenty full business days. See Exchange Act Rule 13e-4(f)(1)(i) and Rule 13e-4(a)(3).

COMPANY RESPONSE: The Company has extended the duration of the offer so that the offer will now expire at 11:59 p.m. New York City time on March 22, 2013. Each of (i) the Schedule TO, (ii) Offer to Purchase, Letter of Transmittal, (iii) form of letter to brokers, dealers, commercial banks, trust companies and other nominees for their clients and (iv) form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients have been revised to reflect that the offer will now expire at 11:59 p.m. New York City time on March 22, 2013.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP

LONE OAK ACQUISITION CORPORATION

Room 1708 Dominion Centre

45-39 Queen’s Road East

Wanchai, Hong Kong

March 18, 2013

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lone Oak Acquisition Corporation Schedule TO-I Filed February 25, 2013 File No. 005-86157

Dear Mr. Duchovny:

Lone Oak Acquisition Corporation (the “Company”) hereby acknowledges that, in connection with the letter submitted by Loeb & Loeb LLP on behalf of the Company in response to comments issued by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 15, 2013 (the “Staff’s Letter”) regarding the Company’s Schedule TO-I filed February 25, 2013 (the “Schedule TO”):

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lone Oak Acquisition Corporation

By: /s/ Can Aydinoglu
Name: Can Aydinoglu
Title: Chief Financial Officer